UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-15569**

Elah Holdings, Inc.

(Exact name of registrant as specified in its charter)

3700 Park East Drive, Suite 300

Beachwood, OH 44122

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock ($0.001 par value)*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 195

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

*  On May 2, 2018, the United States Bankruptcy Court for the District of Delaware entered an order confirming the Chapter 11 plan of reorganization (the “Plan”) of Real Industry, Inc. (the “Company”), and the stay on such order was lifted at 12:01 a.m. EDT on May 9, 2018. The Plan became effective on May 9, 2018 (the “Effective Date”).

Pursuant to the Plan, on the Effective Date, among other things: (1) the Company adopted amended and restated certificate of incorporation, which included a name change to “Elah Holdings, Inc.”; (2) all common stock of the Company, par value $0.001previously issued and outstanding immediately prior to the Effective Date  (the “Old Common Stock”) were cancelled; (3) shares of new Common Stock, par value $0.001 per share, of the Company (the “New Common Stock”) were issued for distribution in accordance with the Plan to holders of the Old Common Stock on a 1 share of New Common Stock for 200 shares of Old Common Stock basis (with no fractional shares issuable, and rounding up from 0.51 shares and above); (4) shares of New Common Stock equal to 31% of the New Common Stock (and the payment of a $2 million cash payment) were issued in exchange for the cancellation of the Series B Non-Participating Preferred Stock of the Company outstanding immediately prior to the Effective Date; (5) shares of New Common Stock equal to 49% of the New Common Stock, in the aggregate, were issued to the co-proponents of the Plan. The number of holders of record of the New Common Stock is less than 300.

** This Form 15 is intended to suspend all filing obligations under Section 12(g) and Section 15(d) with respect to both the Company’s Old Common Stock extinguished in accordance with the Plan and any obligation which may exist with respect to its New Common Stock. The Nasdaq filed a Form 25-NSE on December 7, 2017 terminating the Company’s registration under Section 12(b) (File No. 001-08007).

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 9, 2018	Elah Holdings, Inc.

	By:	/s/ Kelly G. Howard
Name: Kelly G. Howard
Title: General Counsel, Executive Vice President and Corporate Secretary